SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                              SLABSDIRECT.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   83088P 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Amit Sankhala
                              1145 West 7th Avenue
                       Vancouver, British Columbia V6H 1B5
                                  604-733-2600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

-------------------------------------------                                        ----------------------------------------
          CUSIP No. 83088P 10 5                              13D                   Page 2 of 12 Pages
-------------------------------------------                                        ----------------------------------------
--------- ----------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS                                                                    Amit Sankhala
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
--------- ----------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|
                                                                                                        (b) |_|
--------- ----------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*                                                                                            PF
--------- ----------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------- ----------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Canadian citizen
--------- ----------------------------------------------------------------------------------------------------------------
                          7   SOLE VOTING POWER
   NUMBER OF SHARES            8,634,168
                        ----- ---------------------------------------------------------------------------------------------
     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY               -0-
                        ----- ---------------------------------------------------------------------------------------------
         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING               8,634,168
                        ----- ---------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER
                              0
--------- -----------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,634,168
--------- -----------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES* |_|
--------- -----------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          80.19%
--------- -----------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          IN
--------- -----------------------------------------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

      This statement relates to shares of the common stock, par value $.0001 per share, of Slabsdirect.com, Inc., a Delaware Corporation (the "Company"). The Company has its principal executive offices at 1145 West 7th Avenue, Vancouver, British Columbia V6H 1B5, Canada.

ITEM 2. IDENTITY AND BACKGROUND.

      This statement is being filed by:

      Mr. Amit Sankhala, whose address is 1145 West 7th Avenue, Vancouver, British Columbia V6H 1B5. Mr. Sankhala is an executive officer and a director of the Company.

      During the past five years, Mr. Sankhala has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Sankhala is a Canadian citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Mr. Sankhala used his personal funds to purchase the shares in the Company.

ITEM 4. PURPOSE OF TRANSACTION.

      Mr. Sankhala entered into Stock Purchase Agreement dated December 29, 2004, with Steven Bruk whereby Mr. Sankhala purchased 8,634,167 shares of common stock from Mr. Bruk in a private stock sale. In addition, on December 29, 2004, the Company entered into a Share Exchange Agreement with CTT Distributors Ltd., a British Columbia corporation ("CTT"), and the shareholders of CTT (the "Exchange"). In connection with the Exchange. Mr. Sankhala acquired one share of common stock of the Company.

      Except as described above, Mr. Sankhala do not have any present plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b)   An   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g)   Changes   in  the   Issuer's   charter,   by-laws   or   instruments
            corresponding   thereto  or  other  actions  which  may  impede  the
            acquisition or control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Mr. Sankhala entered into Stock Purchase Agreement dated December 29, 2004, with Steven Bruk whereby Mr. Sankhala purchased 8,634,167 shares of common stock from Mr. Bruk in a private stock sale. In addition, on December 29, 2004, the Company entered into a Share Exchange Agreement with CTT, and the shareholders of CTT. In connection with the Exchange, Mr. Sankhala acquired one share of common stock of the Company. Upon the closing of these transactions, Mr. Sankhala owned 8,634,168 shares of common stock of the Company.

      Except as disclosed above, during the period beginning 60 days prior to December 29, 2004 and through the date of filing of this statement, Mr. Sankhala did not enter into any transaction to purchase or sell the Company's common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Ex 10. 1 Stock Purchase Agreement , dated as of December 29, 2004, by and between Steven Bruk and Amit Sankhala

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



January 5, 2005                                      /s/ Amit Sankhala
                                                     Amit Sankhala